UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

ProPhase Labs, Inc.

(Name of Issuer)

Common Stock, $0.0005 Par Value

(Title of Class of Securities)

74345W108

(Cusip Number)

Matrixx Initiatives, Inc.

1 Grand Commons, Suite 130

Bridgewater, New Jersey 08807

Attn: Marylou Arnett

with a copy to:

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, IL 60654

Attn: James S. Rowe

Michael H. Weed, P.C.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 74345W108	Page 2 of 14

1	NAME OF REPORTING PERSON: Matrixx Initiatives, Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,453,427 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,453,427 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.80% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 14,836,340 shares of Common Stock outstanding as of August 13, 2012.

13D

CUSIP No. 74345W108	Page 3 of 14

1	NAME OF REPORTING PERSON: Wonder Holdings Acquisition Corp.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,453,427 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,453,427 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.80% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 14,836,340 shares of Common Stock outstanding as of August 13, 2012.

13D

CUSIP No. 74345W108	Page 4 of 14

1	NAME OF REPORTING PERSON: H.I.G. Bayside Debt & LBO Fund II, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,453,427 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,453,427 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.80% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 14,836,340 shares of Common Stock outstanding as of August 13, 2012.

13D

CUSIP No. 74345W108	Page 5 of 14

1	NAME OF REPORTING PERSON: H.I.G. Bayside Advisors II, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,453,427 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,453,427 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.80% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 14,836,340 shares of Common Stock outstanding as of August 13, 2012.

13D

CUSIP No. 74345W108	Page 6 of 14

1	NAME OF REPORTING PERSON: H.I.G.-GPII, Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,453,427 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,453,427 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.80% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 14,836,340 shares of Common Stock outstanding as of August 13, 2012.

13D

CUSIP No. 74345W108	Page 7 of 14

1	NAME OF REPORTING PERSON: Sami W. Mnaymneh
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,453,427 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,453,427 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.80% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 14,836,340 shares of Common Stock outstanding as of August 13, 2012.

13D

CUSIP No. 74345W108	Page 8 of 14

1	NAME OF REPORTING PERSON: Anthony A. Tamer
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,453,427 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,453,427 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.80% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 14,836,340 shares of Common Stock outstanding as of August 13, 2012.

Item 1	Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.0005 par value per share (“Shares”), of ProPhase Labs, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 621 N. Shady Retreat Road, Doylestown, Pennsylvania 18901.

Item 2	Identity and Background

This Schedule 13D is being filed by:

a.	Matrixx Initiatives, Inc., a Delaware corporation (“Purchaser”);

b.	Wonder Holdings Acquisition Corp., a Delaware corporation (“Parent”);5\

c.	H.I.G. Bayside Debt & LBO Fund II, L.P., a Delaware limited partnership (“Fund II”);

d.	H.I.G. Bayside Advisors II, LLC, a Delaware limited liability company (“Advisors II”);

e.	H.I.G.-GPII, Inc., a Delaware corporation (“GP II”);

f.	Sami W. Mnaymneh; and

g.	Anthony A. Tamer.

The entities and persons set forth in clauses (a) through (g) are collectively hereinafter referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1, which is hereby incorporated by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons are filing this Schedule 13D because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D. The Reporting Persons expressly disclaim that they have agreed to act as a group except as described herein.

Purchaser is a wholly-owned subsidiary of Parent. Parent is controlled by Fund II. The general partner of Fund II is Advisors II, the manager of Advisors II is GP II, and Messrs. Tamer and Mnaymneh are co-presidents of GP II.

Matrixx Initiatives, Inc.

Purchaser is a corporation incorporated under the laws of the State of Delaware. Its principal business is over-the-counter healthcare products with an emphasis on those that utilize unique or novel delivery systems. The principal office of Purchaser is located at 1 Grand Commons, Suite 130, Bridgewater, New Jersey 08807.

The directors and executive officers of Purchaser are as follows:

Name	Positions with Purchaser	Principal Occupation or Employment (if different)
Marylou Arnett	Chief Executive Officer

Samir Kamdar	Chief Financial Officer and Chief Operating Officer

Timothy L. Clarot	Vice President, Research and Development

Brian D. Schwartz	Secretary, Director	Executive Managing Director of H.I.G. Capital Management, Inc.

Fraser Preston	Assistant Secretary, Director	Principal of H.I.G. Capital Management, Inc.

Brian McMullen	Director	Principal of H.I.G. Capital Management, Inc.

The business address for each director and executive officer is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Wonder Holdings Acquisition Corp.

Parent is a corporation incorporated under the laws of the State of Delaware. Parent was formed for the specific purpose of the acquisition of Purchaser by Fund II in 2011 and has not engaged in any activities except in connection with those transactions. The principal office of Parent is located at 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

The directors and executive officers of Parent are as follows:

Name	Positions with Parent	Principal Occupation or Employment (if different)
Marylou Arnett	Director	Chief Executive Officer of Matrixx Initiatives, Inc.

Brian D. Schwartz	President, Director	Executive Managing Director of H.I.G. Capital Management, Inc.

Fraser Preston	Secretary, Director	Principal of H.I.G. Capital Management, Inc.

Brian McMullen	Treasurer, Director	Principal of H.I.G. Capital Management, Inc.

Carl Johnson	Director	Retired

David Kronrad	Director	Entrepreneur

Joseph Falsetti	Director	Entrepreneur

The business address for each director and executive officer is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

H.I.G. Bayside Debt & LBO Fund II, L.P.

Fund II is a limited partnership organized under the laws of the State of Delaware. Its principal business is as a private equity investment company. The principal business address of Fund II, which also serves as its principal office, is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

H.I.G. Bayside Advisors II, LLC

Advisors II is a limited liability company organized under the laws of the State of Delaware and is the general partner of Fund II. Its principal business is as a private equity management company. The principal business address of Advisors II, which also serves as its principal office, is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

H.I.G. GP-II, Inc.

GP II is a corporation organized under the laws of Delaware and is the manager of Advisors II. Its principal business is to serve as an investment management company for several affiliates. The principal business address of GP II, which also serves as its principal office, is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

The directors and executive officers of GP II are as follows:

Name	Positions with GP II	Principal Occupation or Employment
Anthony A. Tamer	Co-President, Director	Managing Partner of H.I.G. Capital, LLC

Sami W. Mnaymneh	Co-President, Director	Managing Partner of H.I.G. Capital, LLC

Richard H. Siegel	Vice President and General Counsel	Vice President and General Counsel of H.I.G. Capital, LLC

The business address for each director and executive officer is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Sami W. Mnaymneh and Anthony A. Tamer

Messrs. Mnaymneh and Tamer are the directors and sole shareholders of GP II.

Mr. Mnaymneh is a co-founding partner of H.I.G. Capital, LLC (“H.I.G.”) and has served as a Managing Partner of the firm since 1993. Prior to co-founding H.I.G., Mr. Mnaymneh was a Managing Director in the Mergers & Acquisitions department at the Blackstone Group, a New York based merchant bank, where he specialized in providing financial advisory services to Fortune 100 companies.

Mr. Tamer is a co-founding partner of H.I.G. and has served as a Managing Partner of the firm since 1993. Prior to co-founding H.I.G., Mr. Tamer was a partner at Bain & Company. His focus at Bain & Company was on developing business unit and operating strategies, improving clients’ competitive positions, implementing productivity improvement and cycle time reduction programs, and leading acquisition and divestiture activities for Fortune 500 clients.

None of the persons for whom information is provided in this Item 2: (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each natural person for whom information is provided in this Item 2 is a U.S. citizen.

Item 3	Source and Amount of Funds or Other Consideration

The aggregate amount of funds used to purchase the Option (as defined below) was $200,000 (the “Option Purchase Price”). The Option Purchase Price was funded with cash on hand of the Purchaser.

Item 4	Purpose of Transaction

Pursuant to the Stock Option Agreement, dated September 4, 2012, by and between Guy J. Quiqley (“Seller”) and Purchaser (the “Option Agreement”), Purchaser purchased an option (the “Option”) to acquire 1,453,427 Shares owned by Seller (the “Option Shares”), representing approximately 9.8% of the Issuer’s outstanding Shares, for an exercise price of $1.40 per Share (as may be adjusted from time to time in accordance with the terms thereof). In addition to the Option, Purchaser acquired an irrevocable proxy with respect to the Option Shares (the “Proxy”). Copies of the Option Agreement and Proxy are set forth as Exhibits 99.2 and 99.3, respectively, hereto, each of which is incorporated by reference herein.

The purpose of the transaction is to acquire an interest in the Option Shares and to demonstrate Purchaser’s strong interest in acquiring the Issuer. Purchaser believes that a combination of the Issuer and Purchaser presents an exciting opportunity for their respective employees, business partners and other constituencies while delivering significant value to the Issuer’s stockholders at a time when the Issuer is generating significant operating losses. On May 29, 2012, Purchaser sent a letter to the Issuer (the “May Letter”) proposing to acquire all of the outstanding Shares at a purchase price of $1.40 per share, in cash and not contingent on the receipt of any third party financing. This offer represented premiums of 35% and 40% over the closing Share price on May 29, 2012, and the 30 day average closing price of the Shares, respectively and a 33% premium to the Shares’ average closing price over the preceding 12 months. On June 29, 2012, the Issuer replied to Purchaser stating that the Issuer is not amenable to pursuing a transaction with Purchaser.

Since the May letter, a number of events have transpired that have further convinced Purchaser that such a transaction at this time is in the best interests of the Issuer’s stockholders. First, on August 15, 2012, NASDAQ issued a letter notifying the Issuer that it is no longer in compliance with the minimum stockholders’ equity requirement for continued listing on the NASDAQ Global Market, which puts the Issuer at risk of potential delisting. Second, the Issuer reported a net loss for the three months ended June 30, 2012 of $1.9 million, or $(0.13) per share, compared to a net loss of $1.0 million, or $(0.06) per share, for the three months ended June 30, 2011. The Issuer has now reported a net loss in the past three quarters, aggregating $4.5 million, and in eight of the twelve quarters since the Issuer’s current management assumed its role in June 2009. These developments further illustrate and reinforce the Issuer’s tenuous business prospects. On September 6, 2012, Purchaser sent a second letter to the Issuer (the “September 6 Letter”) reaffirming its continuing interest in acquiring the Issuer and describing these events. Purchaser did not receive a response to the September 6 Letter, and, on September 14, 2012, Purchaser sent a third letter (the “September 14 Letter”) reaffirming its offer and seeking a response from the Issuer. As set forth in the September 14 Letter, Purchaser’s proposed transaction would deliver full, fair and compelling value to the Issuer’s stockholders and represents a premium of 32.1% over the Issuer’s closing stock price on September 6, 2012, the day on which the Seller filed a Schedule 13D announcing the Option Agreement. As of September 6, 2012, it also represented a premium of 32.8% over the 30 day average closing price of the Issuer’s stock and a 34.5% premium to the Issuer’s average closing price over the 12 months preceding September 6, 2012. A copy of the September 14 Letter is set forth as Exhibit 99.4 hereto and incorporated by reference herein.

Purchaser remains hopeful that the Board of Directors of the Issuer will agree to explore a potential acquisition transaction. In the meantime Purchaser intends to review the desirability of taking various steps that could help it achieve its objective of acquiring 100% of the equity interests of the Issuer, including, without limitation, purchasing or offering to purchase additional Shares and seeking representation on the Board of Directors of the Issuer. It is Purchaser’s current expectation that its acquisition of the Issuer would be effected by a merger and would result in a change in the Issuer’s board of directors and management, its present capitalization and dividend policy and its organizational documents and would cause the Issuer’s common stock to be delisted and eligible for deregistration. Except as set forth herein or such as would occur upon completion of any of the actions discussed above, neither Purchaser nor any of the other Reporting Persons has any present plan or

Page 11of 14

proposal that would relate or result in any of the matters set forth in Item 4 of this Schedule 13D. Purchaser intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, price levels of the Shares, conditions in the securities market, general economic and industry conditions, the likelihood and desirability of acquiring the entire equity interest of the Issuer and actions taken by the Issuer’s Board of Directors, Purchaser and the other Reporting Persons may, in the future, take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, exercising the Option or purchasing additional Shares, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with regard to their investment in the Issuer and/or otherwise changing their intentions with respect to any and all matters referred to in this Item 4.

Item 5	Interest in Securities of the Issuer

(a)—(b) Other than those Shares that may be deemed to be beneficially owned by operation of the Option Agreement and the Proxy, the Reporting Persons do not beneficially own any Shares.

As a result of the Option Agreement and the Proxy, Parent and Purchaser may be deemed to have the power to vote up to 1,453,427 Shares, and thus, each Reporting Person may be deemed to be the beneficial owner of 1,453,427 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 9.8% of the issued and outstanding Shares as of August 13, 2012.

The Reporting Persons (i) are not entitled to any rights as a stockholder of the Issuer as to the Shares covered by the Option Agreement, except as otherwise expressly provided in the Option Agreement and (ii) disclaim all beneficial ownership of such Shares. Except as set forth in this Item 5(a)—(b), none of the Reporting Persons, and, to the knowledge of the Reporting Persons, no director or executive officer of a Reporting Person disclosed in Item 2, beneficially owns any Shares.

(c) Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Item 2 or Item 5(a)—(b).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

Item 7	Material to be Filed as Exhibits.

Exhibit 99.1	Schedule 13D Joint Filing Agreement, dated as of September 14, 2012, by and among each of the Reporting Persons.

Exhibit 99.2	Stock Option Agreement, dated as of September 4, 2012, by and between Matrixx Initiatives, Inc. and Guy J. Quiqley.

Exhibit 99.3	Proxy, dated as of September 4, 2012, from Guy J. Quigley to Matrixx Initiatives, Inc.

Exhibit 99.4	Letter, dated September 14, 2012, from Matrixx Initiatives, Inc. to ProPhase Labs, Inc.

Exhibit 99.5	Powers of Attorney for the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2012

MATRIXX INITIATIVES, INC.

By:	/s/ Marylou Arnett
Name:	Marylou Arnett
Title:	Chief Executive Officer

WONDER HOLDINGS ACQUISITION CORP.

By:	/s/ Brian D. Schwartz
Name:	Brian D. Schwartz
Title:	President

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

By:	H.I.G. Bayside Advisors II, LLC
Its:	General Partner

By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G. BAYSIDE ADVISORS II, LLC

By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G.-GPII, INC.

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

/s/ Sami W. Mnaymneh
Sami W. Mnaymneh

/s/ Anthony A. Tamer
Anthony A. Tamer

EXHIBIT INDEX

Exhibit Number	Exhibit Name

Exhibit 99.1	Schedule 13D Joint Filing Agreement, dated as of September 14, 2012, by and among each of the Reporting Persons.

Exhibit 99.2	Stock Option Agreement, dated as of September 4, 2012, b and between Matrixx Initiatives, Inc. and Guy J. Quiqley.

Exhibit 99.3	Proxy, dated as of September 4, 2012, from Guy J. Quigley to Matrixx Initiatives, Inc.

Exhibit 99.4	Letter, dated September 14, 2012, from Matrixx Initiatives, Inc. to ProPhase Labs, Inc.

Exhibit 99.5	Powers of Attorney for the Reporting Persons